UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: March 31, 2003

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Thane International, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

78-140 Calle Tampico

Address of Principal Executive Office (Street and Number)

La Quinta, California 92253

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant is unable to file its Annual Report on Form 10-K for the year ended March 31, 2003 without unreasonable effort or expense due to certain accounting and disclosure issues related to the Registrant’s acquisitions of Krane Holdings, Inc. in March 2002 and Reliant Interactive Media Corp. in May 2003. For the year ended March 31, 2003, the Registrant’s operating results will require non-cash write-offs related to the impairment of goodwill allocated to the acquisition of Krane and may require a non-cash write-off related to the impairment of goodwill allocated to the acquisition of Reliant.

     At December 31, 2002, Krane was in default under its credit facility with LaSalle Bank National Association due to violations of certain debt covenants. In addition, this credit facility matured in February 2003. The Registrant was unable to negotiate a waiver for these violations or a short-term extension of this facility. As a result, on June 18, 2003, LaSalle exercised their secured rights under this facility and took possession of 100% of the capital stock of Krane. Therefore, as of March 31, 2003, the Registrant recognized a non-cash write-off of 100% of the goodwill associated with the Krane acquisition, or $21.8 million.

     In addition, the Registrant may have a write-off of a portion of the goodwill associated with the Reliant acquisition based on the present value of the expected future cash flows related to the Reliant acquisition. The total balance of goodwill allocated to the acquisition of Reliant at March 31, 2003 was $4.1 million.

     In conjunction with the Krane acquisition, Thane’s current lenders entered into an intercreditor agreement with LaSalle whereby they agreed that there would be no cross default between the credit facilities of Krane and Thane. Accordingly, the aforementioned events did not result in a default under Thane’s existing credit facility. However, at March 31, 2003, Thane was in default of its existing credit facility due to violations of certain debt covenants. On June 26, 2003, Thane obtained a waiver from its lender with respect to this default.

     The exact amount of the Reliant write-off and the accounting and disclosure issues related to all the items discussed above are not complete at this time and cannot be disclosed in a manner that is not misleading. It is anticipated that full disclosure can be made within 15 days.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin J. McKeon	(760)	777-0217

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Based on the preliminary financial results of the Registrant that were announced on July 1, 2003, total revenues for the year ended March 31, 2003 were $159.2 million, representing a 31.2% decrease over total revenues of $231.5 million for the year ended March 31, 2002. Net loss in the year ended March 31, 2003 was $ (32.9) million, or $(0.94) per share, compared to net income of $9.9 million and $0.28 per share for the year ended March 31, 2002.

Thane International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 1, 2003	By /s/ Kevin J. McKeon

Kevin J. McKeon Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.